Exhibit 99.1

Independent Auditors' Report

To The Members
DP Fee Holding Co., LLC and
DP Lease Holding, LLC

We have audited the accompanying combined financial statements of DP Fee Holding Co., LLC and DP Lease Holding, LLC, which comprise the combined balance sheets as of December 31, 2012 and 2011, and the related combined statements of operations and comprehensive income, members' equity (deficit), and cash flows for the year ended December 31, 2012 and the period July 29, 2011 to December 31, 2011, and the related notes to the combined financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of DP Fee Holding Co., LLC and DP Lease Holding, LLC as of December 31, 2012 and 2011, and the results of its combined operations and its cash flows for the year ended December 31, 2012 and the period July 29, 2011 to December 31, 2011 in accordance with accounting principles generally accepted in the United States of America.

/s/ PKF O’Connor Davies
A Division of O’Connor Davies, LLP

New York, New York
February 18, 2013

DP Fee Holding Co., LLC and
DP Lease Holding, LLC

Combined Balance Sheets

	December 31
	2012	2011
ASSETS
Current Assets
Cash and cash equivalents	$39,880,893	$80,903,724
Cash in escrow	12,216,435	32,913,676
Accounts receivable, net of allowance of $62,408 in 2012 and $3,026 in 2011	9,660,841	9,415,781
Inventory	362,925	352,710
Prepaid expenses	8,356,165	7,313,688
Total Current Assets	70,477,259	130,899,579
Property and equipment (net)	408,348,954	413,059,079
Deferred expenses (net)	7,041,312	4,803,030
Other assets	162,053	191,712
Total Assets	$486,029,578	$548,953,400

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)
Current Liabilities
Accounts payable	$3,642,853	$3,498,883
Taxes payable	2,613,417	2,591,888
Accrued expenses	4,236,987	17,551,681
Security and deposits	2,039,118	2,085,936
Other liabilities	501,457	575,479
Total Current Liabilities	13,033,832	26,303,867
Long-term debt	410,000,000	580,979,455
Long-term debt-related party	50,000,000	—
Total Liabilities	473,033,832	607,283,322
Members' equity (deficit)	12,995,746	(58,329,922)
Total Liabilities and Members' Equity (Deficit)	$486,029,578	$548,953,400

See notes to combined financial statements

DP Fee Holding Co., LLC and
DP Lease Holding, LLC

Combined Statements of Operations and Comprehensive Income

	For the Year Ended December 31	For the Period July 29 to December 31
	2012	2011
REVENUES
Rooms	$155,412,003	$74,143,205
Food and beverage	13,684,564	5,366,389
Telephone	1,516,623	677,186
Other income	4,104,800	1,937,524
Total Revenues	174,717,990	82,124,304

EXPENSES
Rooms	45,218,517	19,215,710
Food and beverage	12,826,069	5,028,374
Telephone	772,062	305,314
Administrative and general	20,710,323	9,443,332
Advertising and marketing	9,995,562	4,219,840
Property operations and maintenance	5,921,382	2,425,805
Utilities	5,451,449	2,105,255
Pre-opening expenses	79,069	82,431
Rent expense	76,680	31,160
Real estate taxes	13,808,267	5,941,690
Interest expense	26,923,209	11,592,015
Insurance	704,235	355,633
Depreciation	15,907,439	6,655,248
Loss on disposals of assets	—	132,082
Reorganization costs	—	8,458,076
Total Expenses	158,394,263	75,991,965

Net Income	16,323,727	6,132,339

OTHER COMPREHENSIVE INCOME
Change in fair value of derivative asset	26,851	159,413

Comprehensive Income	$16,350,578	$6,291,752

See notes to combined financial statements

DP Fee Holding Co., LLC and DP Lease Holding, LLC

Combined Statements of Members' Equity (Deficit)
For the period July 29, 2011 to December 31, 2011 and the
Year Ended December 31, 2012

	Total	Accumulated Other Comprehensive Income (Loss)	Members' Equity (Deficit)

Balance at July 29, 2011	$(156,597,063)	$(186,264)	$(156,410,799)
Contributions	129,254,312	—	129,254,312
Distributions	(37,278,923)	—	(37,278,923)
Change in fair value of derivative asset	159,413	159,413	—
Net income	6,132,339	—	6,132,339
Balance at December 31, 2011	(58,329,922)	(26,851)	(58,303,071)
Contributions	55,565,747	—	55,565,747
Distributions	(590,657)	—	(590,657)
Change in fair value of derivative asset	26,851	26,851	—
Net income	16,323,727	—	16,323,727
Balance at December 31, 2012	$12,995,746	$—	$12,995,746

See notes to combined financial statements

DP Fee Holding Co., LLC and
DP Lease Holding, LLC

Combined Statements of Cash Flows

	For the Year Ended December 31	For the Period July 29 to December 31
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$16,323,727	$6,132,339
Adjustments to reconcile net income to net cash flows provided by operating activities
Depreciation	15,907,439	6,655,248
Amortization of deferred financing costs	4,945,381	2,297,451
Loss on disposal of assets	—	132,082
Changes in Certain Other Accounts
Cash in escrow	20,697,241	563,831
Accounts receivable	248,904	(278,869)
Inventory	(10,215)	(2,939)
Prepaid expenses	(1,042,477)	(592,125)
Other assets	29,659	55,906
Accounts payable	(349,994)	(3,718,768)
Taxes payable	21,529	758,663
Accrued expenses	(13,314,694)	1,766,458
Security and deposits	(46,818)	(3,237,820)
Other liabilities	(74,022)	266,268
Total Adjustments	27,011,933	4,665,386
Net Cash Provided by Operating Activities	43,335,660	10,797,725

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(11,197,314)	(7,698,127)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred expenses	(7,156,812)	(6,365,602)
Proceeds from long-term debt	460,000,000	—
Payment on long-term debt	(580,979,455)	(15,577,472)
Contributions	55,565,747	129,254,312
Distributions	(590,657)	(37,278,923)
Net Cash Provided (Used) by Financing Activities	(73,161,177)	70,032,315

Net Increase (Decrease) in Cash and Cash Equivalents	(41,022,831)	73,131,913
Cash and cash equivalents, beginning of period	80,903,724	7,771,811
Cash and cash equivalents, end of period	$39,880,893	$80,903,724

Supplemental Disclosure of Cash Flow Information
Cash paid during the period for interest	$34,216,010	$6,799,362

Supplemental Disclosure of Non-Cash Flow Information

The Company recorded a decrease in assets related to an interest rate cap agreement	$(26,851)	$(159,413)

In connection with its acquisition of a 49% interest in the Company, the newly admitted member funded a $40,175,941 distribution to the existing member during 2011.

See notes to combined financial statements

DP Fee Holding Co., LLC and
DP Lease Holding, LLC

Notes to Combined Financial Statements
December 31, 2012

1.    Organization and Basis of Presentation

The accompanying combined financial statements and notes thereto include the assets, liabilities and operations of DP Fee Holding Co., LLC (“Fee Holding”) and DP Lease Holding, LLC (“Lease Holding”) and their wholly-owned subsidiaries (collectively the “Company”). The statements have been combined to reflect the ownership and operations of the following hotels (the “Hotels”):

Affinia Dumont
Affinia Gardens
Affinia Shelburne
Affinia 50
The Benjamin
Affinia Manhattan

On July 29, 2011, Denihan Ownership Company, LLC (“DOC”), the sole member of Fee Holding, and Cardinals Owner LLC (“Cardinals”) closed on an investment contemplated by a Contribution Agreement dated June 20, 2011 and entered into an Amended and Restated Operating Agreement of Fee Holding (collectively, the “Agreements”), whereby Cardinals was admitted as a new 49 percent member of Fee Holding in exchange for $165.3 million. Pursuant to the Agreements, DOC was deemed to have contributed net assets worth 51 percent of the common equity of Fee Holding and $84.4 million of preferred capital. Concurrently, the members formed a new entity, DP Lease Holding, LLC. Wholly-owned subsidiaries of Fee Holding entered into operating lease agreements with wholly-owned subsidiaries of Lease Holding to lease the defined operations of the above listed Hotels. Subsequent to the investment transaction, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) the assets and liabilities of the Company continue to be reported at historical cost. The Company incurred approximately $8.5 million in costs related to this reorganization.

The preferred capital is a separate non-voting capital account of Fee Holding which earns a preferred return as defined in the agreements, on the unreturned preferred capital balance. The DOC member may take a loan from the Company up to the amount of unreturned preferred capital or may convert all or a portion of the preferred capital to common capital upon the Company requiring additional capital from its members in order to maintain the 51 percent ownership interest. After the later of (a) 27 months from July 29, 2011 or (b) the date on which Fee Holding refinances, modifies or extends its then existing credit facility, Fee Holding will distribute, under certain conditions, any unreturned preferred capital to the DOC member at the DOC member's request. There was no preferred return earned for the year ended December 31, 2012 and for the period July 29, 2011 through December 31, 2011. The preferred capital is not mandatorily redeemable and is classified as an equity instrument since the date of distribution is not determinable.

The table below reflects the change in the preferred capital account for the year ended December 31, 2012 and the period July 29, 2011 to December 31, 2011:

	2012	2011
Balance, beginning of period	$76,613,241	$84,420,262
Capital call	(57,833,673)	(7,807,021)
Balance, end of period	$18,779,568	$76,613,241

The Company prepares its financial statements in conformity with US GAAP. In combination, all significant intercompany accounts and transactions have been eliminated.

2.    Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at

DP Fee Holding Co., LLC and
DP Lease Holding, LLC

Notes to Combined Financial Statements
December 31, 2012

the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain estimates used by management are particularly susceptible to changes, such as the useful lives and recoverability of costs of property and equipment. Management believes that the estimates used are adequate based on the information currently available.

Significant Concentrations

Certain amounts of the Company's cash is on deposit in one bank which exceeds federally insured limits. The Company has not experienced any loss on its deposits.

Approximately 72% of the Hotels' workforce employed by the management company at December 31, 2012 and 2011 is covered by collective bargaining agreements which expire on April 20, 2014 and June 30, 2019.

Allowance for Uncollectible Accounts Receivable

The allowance for uncollectible accounts is established through a provision for bad debts charged to expenses. Accounts receivable are charged against the allowance for uncollectible accounts when management believes the collectability of principal is unlikely. Recoveries of accounts receivable previously written off are recorded when received.

The allowance is an amount that management believes will be adequate to absorb estimated losses on existing accounts receivable, based on an evaluation of the collectability of accounts receivable and prior bad debt experience. This evaluation also takes into consideration factors such as: changes in the nature and volume of the accounts receivable, overall accounts receivable quality, review of specific accounts receivable balances, and current economic conditions that may affect the customer's ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

Revenue Recognition

The Company recognizes rooms, food and beverage, telephone and other operating revenues when services are rendered. Advance deposits on rooms are recorded as a liability until services are provided to the customers.

Fair Value of Financial Instruments

The estimated fair value of the Company's cash, accounts receivable, accounts payable and accrued expenses and related party assets and liabilities (see note 6) approximate carrying amounts due to the short-term maturities of these instruments. The carrying value of the long-term debt approximates fair value since the current interest rate approximates market rates. The carrying value of the related party long term debt is not readily determinable as no similar market exists.

Property and Equipment

Property and equipment is stated at cost.

Depreciation of buildings and improvements and furniture, fixtures and equipment is computed using the straight line method over various estimated useful lives as follows:

Buildings and improvements	10 - 40 years
Furniture, fixtures and equipment	3 - 7 years

DP Fee Holding Co., LLC and
DP Lease Holding, LLC

Notes to Combined Financial Statements
December 31, 2012

At December 31, 2012 and 2011 property and equipment consists of the following:

	2012	2011
Land	$81,182,501	$81,182,503
Buildings and improvements	368,285,647	361,285,008
Furniture, fixtures and equipment	53,935,371	50,187,343
Total	503,403,519	492,654,854
Accumulated depreciation	(95,054,565)	(79,595,775)
Net	$408,348,954	$413,059,079

Cash and Cash Equivalents

The Company considers all instruments with an original maturity of three months or less to be cash equivalents.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amounts of the asset to aggregate future net cash flows (undiscounted and without interest) expected to be generated by the asset. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value. No impairment loss has been recognized during the year ended December 31, 2012 or the period July 29, 2011 to December 31, 2011.

Inventory

Inventory is valued at the lower of cost (first-in, first-out) or market.

Deferred Expenses

Expenditures incurred in connection with obtaining long-term debt are being amortized using a method which approximates the interest method over the term of the related debt. $4,945,381 and $2,297,451 has been charged to interest expense for the year ended December 31, 2012 and for the period July 29, 2011 to December 31, 2011, respectively. Accumulated amortization amounted to $2,885,438 at December 31, 2011. All amounts related to the prior loan (see note 3) have been fully amortized during 2012. Costs associated with the new loan will begin amortization in 2013.

Accounting for Derivative Instruments and Hedging Activities

The Company applies the provisions of Accounting Standards Codification (ASC) 815-10 which requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether the derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction.

For cash-flow hedge transactions in which the Company hedges the variability of cash flows related to a variable-rate asset, liability or a forecasted transaction, changes in fair value of the derivative instrument are reported in other comprehensive income (loss). The gains and losses on the derivative instrument that are reported in other comprehensive income (loss) are reclassified to earnings in the periods in which earnings are impacted by the variability of cash flows of the hedged item.

Income Taxes

Fee Holding and Lease Holding are limited liability companies, which are not recognized as taxable entities for Federal or State tax purposes. As such, no provision has been made for income taxes since such taxes, if any, are the responsibility of the ultimate members of Fee Holding and Lease Holding.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740, Income Taxes, which provides a recognition threshold and measurement attribute for the financial statement recognition of a tax

DP Fee Holding Co., LLC and
DP Lease Holding, LLC

Notes to Combined Financial Statements
December 31, 2012

position taken or expected to be taken in a tax return. Using this guidance, a Company may recognize a tax benefit from an uncertain tax position in its financial statements only if it is more-likely-than-not (i.e., a likelihood of more than 50%) that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

Management has evaluated the Company's tax positions and has determined that it has no uncertain tax positions. Accordingly, at December 31, 2012 and 2011, a provision for uncertain income taxes is not reflected in the accompanying combined financial statements.

The Company's tax returns for 2012 and 2011 are open to examination by the respective taxing authorities.

Advertising Costs

Advertising costs are expensed as incurred.

Reclassification

Certain amounts in the 2011 financial statements have been reclassified to conform to the 2012 presentation.

Subsequent Events

Management of the Company has evaluated significant events subsequent to the balance sheet date through the date the combined financial statements were issued and has determined that there were no subsequent events or transactions which would require recognition or disclosure in the combined financial statements.

3.    Long-Term Debt

On July 9, 2007, the six Hotels were financed with $600 million in debt obligations ($280 million in the form of mortgage debt and $320 million in mezzanine loans). The mortgage debt was cross collateralized among all of the properties. The mezzanine portion of the financing was secured by the Company's ownership interest in the properties and is reflected in the total longterm debt in the combined balance sheet.

All loans had an original maturity date of August 1, 2009 and were extended per agreement dated August 16, 2010, and effective as of August 1, 2009, until February 1, 2012 with a one-year extension option.

Under the terms of the agreement, the Company was required to fund the following escrows:

Taxes
Insurance
Mortgage debt service
Administrative fees
Operating expenses
Furniture, fixtures and equipment
Mezzanine debt service
Debt service
Seasonality
Renovations
Excess cash flows

In connection with the loan extension in 2010, certain modifications were made to the loan agreement as follows:

Annual interest effective August 1, 2009:

Mortgage loan ($280 million) - LIBOR plus 2.75%
Mezzanine A loan ($105 million) - LIBOR plus 3% with 2.75% payable currently and .25% accrued
Mezzanine B and C loans ($215 million) - LIBOR plus 3.25% with 2% currently payable and 1.25% accrued.
The Company purchased an interest rate cap agreement acceptable to the lender.

DP Fee Holding Co., LLC and
DP Lease Holding, LLC

Notes to Combined Financial Statements
December 31, 2012

(see note 4)

All cash receipts were deposited into a lockbox and such receipts were disbursed in accordance with the agreement, which included amortization of debt principal calculated as defined.

The specified guarantors guaranteed the completion of specified renovation projects.

On February 1, 2012, the Company exercised the option to extend the loans until February 1, 2013 and purchased an interest rate cap with an aggregate notional amount of $600 million. The interest rate cap fixed the LIBOR rate at a maximum rate of 2% and had an expiration date of February 1, 2013.

On December 27, 2012, the Company refinanced its existing loans. The Company was financed with $460 million in debt obligations ($410 million in the form of mortgage debt and $50 million in the form of a member loan).

The $410 million loan bears interest of 3.673% per annum and matures on January 6, 2018. The loan is secured by the property of five Hotels (the Affinia Dumont is excluded). Under the terms of the agreement, the Company is required to fund the following escrows:

Furniture, fixtures and equipment
Real estate tax
Insurance
Debt service
Deferred Maintenance
Affinia Gardens capital reserve
Excess cash flows

The specified guarantors have guaranteed the completion of specified renovation projects.

The loan is non-recourse to the borrowers with the exception of certain limited obligations of the borrowers arising out of or in connection with certain events or acts, among which is fraud or material misrepresentation. Further, the loans would become recourse to the guarantors if certain events occur, amongst which is any borrower filing a voluntary bankruptcy petition.

The $50 million loan bears interest at a rate of 9.75% per annum through February 4, 2018. The interest rate then increases 100 basis points for each successive 30 day period until the maximum interest rate of 13.5% is attained. The loan matures on the earlier of July 4, 2018, the refinance of mortgage loan or upon sale of the Hotels. The loan may be prepaid at any time, subject to certain provisions, as defined in the agreement.

4.    Derivative Asset and Other Comprehensive Income

Effective August 1, 2010, the Company entered into an interest rate cap agreement with the intent to manage interest rate exposure on its long-term debt. This interest rate cap agreement, with an aggregate notional amount of $600,000,000, expired on February 1, 2012. A new interest rate cap agreement was entered into in connection with the loan extension in February 2012. This agreement fixed the LIBOR rate at a maximum rate of 2%. The interest rate differentials under such agreements were entered into to minimize the risks associated with financial activities. The Company was exposed to credit risk in the event of non-performance by these counterparties; however, the Company considered non-performance to be remote.

Applying the provisions of ASC 815-10, the Company's derivative asset had no value as of December 31, 2012 and 2011. The difference between the carrying value and fair market value of the interest rate cap has been recorded through members' equity (deficit), as accumulated other comprehensive income as of December 31, 2012 and 2011.

The Company follows a fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist. The derivative asset was valued using level 2 inputs.

5.    Operating Leases

DP Fee Holding Co., LLC and
DP Lease Holding, LLC

Notes to Combined Financial Statements
December 31, 2012

The Company, as lessor under various operating leases with third parties, will receive rents over the next five years and thereafter over the remaining terms of the leases as follows:

2013	$2,560,161
2014	2,431,616
2015	1,268,076
2016	1,115,381
2017	753,356
Thereafter	1,954,416
Total	$10,083,006

Certain leases contain provisions for additional rents and renewal options.

6.    Related Party Transactions

The Company received financing from one of its members (see note 3).

The Company is charged by a related party for laundry and other expenses consisting of accounting, advertising, executive office, human resources, management information, reservation and sales, security and technical services. Amounts charged to operations for laundry and other services amounted to $1,865,113 and $15,588,579, respectively, for the year ended December 31, 2012. Amounts charged to operations for laundry and other services amounted to $807,115 and $6,678,286, respectively, for the period July 29, 2011 to December 31, 2011. The Company uses a purchasing company, which is related to one of the Company's members through common ownership. The purchasing company provides goods to the Company at cost.

At December 31, 2012 and 2011, amounts due from (to) related parties were included in the following balance sheet accounts:

	2012	2011
Accounts receivable	$—	$1,056,282
Accounts payable	$(2,635,694)	$(2,993,931)

Amounts due from (to) related parties are noninterest-bearing and have no specified date of repayment.

The Company entered into agreements, with an entity related to one of the Company's members through common ownership, for the management of the day-to-day operations of the Hotels. The agreements provide for a base management fee calculated at 3% of gross operating revenues, as defined, and an incentive management fee calculated at 15% of defined net operating income. In addition, the agreements provide for a marketing fee calculated at 1.5% of gross operating revenues, as defined. For the year ended December 31, 2012, the Company incurred basic management fees of $5,230,901 and marketing fees of $2,610,828. For the period July 29, 2011 through December 31, 2011, the Company incurred basic management fees of $2,456,450 and marketing fees of $1,228,225. Incentive fees were not incurred. In addition, the Company also reimburses the management company for all costs incurred in the operation of the Hotels including payroll and payroll related costs. Certain management company employees who operate the Company's hotels are represented by the New York Hotel Trades Council and the Hotel Association of New York City, Inc. (the “Union”) and are subject to collective bargaining agreements. Costs reimbursed to the management company for pension and health benefits paid to the Union amounted to $2,121,316 and $5,343,509, respectively for the year ended December 31, 2012. For the period July 29, 2011 to December 31, 2011 the costs reimbursed for pension and health benefits amounted to $824,829 and $2,082,145, respectively.

7.	Litigation

DP Fee Holding Co., LLC and
DP Lease Holding, LLC

Notes to Combined Financial Statements
December 31, 2012

Lawsuits which arose in the normal course of business are pending against the Company. In the opinion of management the eventual disposition of these legal actions, based upon available insurance coverage and the assessment of the merits of such actions by counsel, will not have a material adverse effect on the financial position of the Company.

8.	Commitments

During 2012, the Company entered into various contracts with contractors and other vendors for capital improvements. At December 31, 2012 the Company had commitments of $11,489,910, of which $8,500,200 had been incurred as of December 31, 2012 and is included in property and equipment in the accompanying combined balance sheet.